SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
Rule 13E-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 6)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Name of Issuer)

PETROCHINA COMPANY LIMITED
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Names of Persons Filing Statement)
American Depositary Shares, Foreign Invested Shares (H Shares),
Par Value RMB 1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number of Class of Securities)

Li Huaiqi	Zhang Li Yan
Secretary	Jilin Chemical Industrial Company Limited
PetroChina Company Limited	No. 9, Longtan Street
16 Andelu	Longtan District
Dongcheng District, Beijing 100011	Jilin City, Jilin Province
The People’s Republic of China	The People’s Republic of China
(+86 10) 8488-6270	(+86) 432-390-3651
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Lee Edwards, Esq.	Michael Coleman, Esq.	Chun Wei, Esq.
Shearman & Sterling LLP	Shearman & Sterling LLP	Sullivan & Cromwell LLP
Suite 2318, China World Tower II	1080 Marsh Road	28th Floor
1 Jianguomenwai Dajie,	Menlo Park, CA 94025	Nine Queen’s Road Central
Chaoyang District	(650) 838-3600	Hong Kong
100004 Beijing, China		(+852) 2826-8688
(+86 10) 6505-3399
This statement is filed in connection with (check appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or an information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$348,250,406	$40,990

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying HK$2.80, the per share tender offer price, by 964,778,000, the total amount of the H Shares currently outstanding, including H Shares represented by American Depositary Shares, and using a US$ / HK$ exchange rate of US$1 : HK$7.7570; as quoted by the Federal Reserve Bank of New York on November 9, 2005.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,990	Filing Party: PetroChina Company Limited
Form or Registration No.: Schedule TO	Date Filed: November 16, 2005

INTRODUCTION
Item 16. Material to Be Filed as Exhibits.
EXHIBIT INDEX
EX-99.(A)(18) JOINT PRESS RELEASE
EX-99.(A)(19) JOINT ANNOUNCEMENT

INTRODUCTION
     This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 (the “Statement”), is being filed with the Securities and Exchange Commission by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“PetroChina”), and Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Jilin”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Jilin is the subject company. The Statement relates to the offer by PetroChina to purchase (i) all outstanding foreign invested shares, par value RMB 1.00 per share (the “H Shares”) of Jilin, at a purchase price of HK$2.80 per H Share, to the seller in cash, and (ii) all H Shares represented by American Depositary Shares (“ADSs”) of Jilin, at a purchase price of HK$280.00 per 100 H Shares represented by each ADS, to the seller in cash, in each case without interest thereon and less any required withholding taxes and Hong Kong stamp duties, upon the terms and subject to the conditions set forth in the Composite Offer and Response Document Relating to the H Share Offer Special Class Meeting of the Jilin H Shareholders, dated November 23, 2005, as amended on December 9, 2005 and December 23, 2005 (the “Composite Document”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information contained in this Amendment No. 6 to the Statement and/or the Composite Document concerning PetroChina was supplied by PetroChina only, and Jilin takes no responsibility for the accuracy or completeness of such information. The information concerning Jilin was supplied by Jilin only, and PetroChina takes no responsibility for the accuracy or completeness of such information.

Item 16. Material to Be Filed as Exhibits.
Item 16 is hereby amended and supplemented with the addition of the following exhibits:
(a)(18) Joint press release issued by PetroChina and Jilin, dated January 6, 2006.
(a)(19) Joint announcement issued by PetroChina and Jilin, dated January 6, 2006.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2006

PETROCHINA COMPANY LIMITED
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2006

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
By:	/s/ Zhang Xingfu
	Name:	Zhang Xingfu
	Title:	Executive Director and General Manager

EXHIBIT INDEX

Exhibit
No.
(a)(18)	Joint press release issued by PetroChina and Jilin, dated January 6, 2006.
(a)(19)	Joint announcement issued by PetroChina and Jilin, dated January 6, 2006.